UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 11)1

Synalloy Corporation

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

871565107

(CUSIP Number)

Ryan Levenson

Privet Fund MANAGEMENT LLC

79 West Paces Ferry Road

Suite 200B

Atlanta, Georgia 30305

(404) 419-2670

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 22, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871565107

1	NAME OF REPORTING PERSON

Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,846,643
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,846,643
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,846,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 871565107

1	NAME OF REPORTING PERSON

Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,846,643
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,846,643
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,846,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.2%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 871565107

1	NAME OF REPORTING PERSON

Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,846,643
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,846,643
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,846,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.2%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 871565107

The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned (“Amendment No. 11”). This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Privet Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,846,643 Shares beneficially owned by Privet Fund is approximately $20,336,708, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 10,163,458 Shares outstanding as of December 17, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2021.

As of the date hereof, Privet Fund beneficially owned 1,846,643 Shares, constituting approximately 18.2% of the Shares outstanding.

Privet Fund Management, as the general partner and investment manager of Privet Fund, may be deemed to beneficially own the 1,846,643 Shares owned by Privet Fund, constituting approximately 18.2% of the Shares outstanding. Mr. Levenson, as the managing member of Privet Fund Management, may be deemed to beneficially own the 1,846,643 Shares owned by Privet Fund, constituting approximately 18.2% of the Shares outstanding.

UPG has represented to Privet that it beneficially owns 783,998 Shares. Collectively, UPG and Privet beneficially own 2,630,641 Shares, which represents approximately 25.9% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he, she or it does not directly own. Furthermore, the Reporting Persons expressly disclaim beneficial ownership of the 783,998 Shares beneficially owned by UPG.

(b)       Each of Privet Fund, Privet Fund Management and Mr. Levenson may be deemed to have shared power to vote and dispose of the Shares reported owned by Privet Fund.

(c)       On December 22, 2021, Privet Fund purchased 219,523 Shares at a price of $12.75 per share in connection with the closing of the Issuer’s rights offering.

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CUSIP No. 871565107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2021

PRIVET FUND LP

By:	Privet Fund Management LLC General Partner

By:	/s/ Ryan Levenson
	Name:	Ryan Levenson
	Title:	Managing Member

PRIVET FUND MANAGEMENT LLC

By:	/s/ Ryan Levenson
	Name:	Ryan Levenson
	Title:	Managing Member

/s/ Ryan Levenson
Ryan Levenson

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